UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

PROPOSAL TO SPECIAL SHAREHOLDERS’ MEETING

DEAR SHAREHOLDERS

RE: Indication of candidates to the Board of Directors (BD) for election at special shareholders’ meeting (SSM)

WHEREAS

•	on January 13, 2012, the Chairman of the Board of Directors, Maurício Novis Botelho, as well as his deputy, José Carlos de Araújo Sarmento Barata, submitted their resignation from their offices;

•

in the terms of Article 29, items III and V of the Bylaws, Hermann H. Wever, in the capacity of Vice Chairman of the BD, started to hold the functions of Chairman of the BD, it being incumbent upon the letter to call the SSM to resolve on the election of new directors and of a new Chairman of the Board of Directors;

•

Arno Hugo Augustin Filho and Cleber Ubiratan de Oliveira were invited to make up the BD as incumbent and deputy members, respectively, fulfilling the unified term of office of the current members of the BD;

•

that the guest candidates meet the legal and statutory requirements to make up the BD, and that, moreover, they present a professional profile in line with that of the Company, according to the attached biographic summaries;

•	in the terms of Article 28 of the Bylaws, the Chairman of the BD shall be elected by the SSM;

WE PROPOSE

The appointment: (i) of Arno Hugo Augustin Filho and Cleber Ubiratan de Oliveira as effective and alternate directors, respectively, for election in SSM to complement the term of office in progress, which ends at the Annual Shareholders’ Meeting to be held in 2013; and (ii) of the director Alexandre Gonçalves Silva to hold the function of Chairman.

São José dos Campos, February 3, 2012.

The Administration

Biographic Summaries

Alexandre Gonçalves Silva – Mr. Silva holds a BS in Mechanical Engineering from PUC Rio de Janeiro. Has a 40-year career, including 22 as CEO in several companies: family, controlled by the government, controlled by multiple private investors, large diversified multinational. Has experience in Boards of Directors; to negotiate with owners and shareholders to manage conflicts among shareholders, and management of companies in different scenarios: post-privatization, downsizing and growth, results orientation and ability to pursue long-term strategic goals; trainer team. Mr. Smith was CEO of GE in Brazil from 2001 to 2007. Current participation in Boards of listed companies like PDG Realty S.A Empreendimentos e Participações, Equatorial Energy S.A, Fibria Celulose S.A and Alupar Investimento S.A and Pro-Bono Advice AMCHAM Brazil and the Foundation of Maria Cecilia Souto Vidigal. Mr. Alexandre Silva is an independent member of the Board of Directors of Embraer.

Arno Hugo Augustin Filho. Mr. Arno Augustin graduated in 1983 from the School of Economics of the Federal University of Rio Grande do Sul, and received a master’s degree in economics from the Catholic University of Rio Grande do Sul in 2007. Since 2007, Mr. Augustin has served as Secretary of the Brazilian Federal Treasury, and before that he was the Secretary General of the Workers’ Party in the State of Rio Grande do Sul, from 2005 to 2007. During 2003 and 2004, Mr. Augustin occupied the positions of Assistant Executive Secretary of the Ministry of Finance, and Chairman of the Boards of Directors of Caixa Econômica Federal and Banco da Amazônia S.A. – BASA. From 1999 to 2003, Mr. Augustin acted as Secretary of Finance for the State of Rio Grande do Sul, and Chairman of the Board of Directors of Banrisul. From 1985 to 1998, Mr. Augustin held the following positions, among others: Secretary of Finance of the Municipality of Porto Alegre, Economic Advisor to the Mayor, responsible for the budget of the Municipality of Porto Alegre, Advisor to the Workers’ Party Caucus, Advisor to the Finance Committee of the State Constitutional Convention, Technical Assistant and Assistant General to the Workers’ Party Caucus in the General Assembly of Rio Grande do Sul, and External Public Auditor for the Audit Court of the State of Rio Grande do Sul.

Cleber Ubiratan de Oliveira. Mr. Cleber Oliveira graduated in 1986 from the School of Economics of the Federal University of Uberlândia, and received a master’s degree in economics from the University of Brasília in 1991. Since November 2010, he has served as the Undersecretary for Tax Planning, Statistics and Accounting of the Secretariat of the Federal Treasury, and before that he was the Assistant Secretary for said Secretariat, from April 2008 to August 2009. Since April 2008, Mr. Oliveira has acted as Chairman of the Audit Committee of BNDES Participações – BNDESPAR, and since February 2010 as alternate member of the Board of Directors of Aliança Brasil S.A. From 1993 to 2008, Mr. Oliveira held the following positions: General Coordinator of Economic and Tax Studies at the Secretariat of the Brazilian Federal Treasury, General Coordinator of Tax Policies at the Ministry of Finance, and Expert Assistant to the Central Bank of Brazil. Mr. Oliveira has sat on the Boards of Directors of Banco do Brasil S.A. (November 2007 to September 2009), Telet S.A. (February 2000 to April 2002) and Americel S.A. (December 1999 to April 2002). Mr. Oliveira has also served on the Audit Committees of Empresa Brasileira de Infraestrutura Portuária – Infraero (April 2005 to April 2008), Companhia Distribuidora de Gás do Rio de Janeiro – CEG (May 2001 to April 2003) and B.B. Leasing (January 1999 to March 2001).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2012

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer